

October 18, 2011

Via Mail
Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re: First China Pharmaceutical Group Inc.**
> **Form 8-K/A**
> **Filed September 16, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure where appropriate to reflect the distribution to a shareholder made to your CEO, Mr. Wang. Your disclosure should reflect the reclassification of this payment from a receivable to a distribution to a shareholder and the resulting reduction in retained earnings. Specifically, revise your Liquidity and Capital Resources section of MD&A to discuss the impact on your liquidity due to the reclassification and continued arrangement with Mr. Wang.

Management's Discussion and Analysis…, page 48

2. We note on page 51 that Mr. Wang stopped making collections in June 2010 in anticipation of the company becoming a public reporting company. Please tell us the amount of collections made by Mr. Wang for the period from April 1, 2010 through June 2010. We note your disclosure of amounts collected in 2007, 2008 and 2009 on page 19.

Certain Relationship and Related Transactions, and Director Independence, page 69

Related Party Transactions, page 69

3. Similarly, please revise this section to reflect the reclassification of the receivable collected by Mr. Wang. Your disclosure should reflect the transaction as a distribution to a shareholder as reported in your retained earnings. Refer to Item 404 of Regulation S-K.

Item 2.01 Completion of Acquisition or Disposition of Assets

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm, page 1

4. We note that the restatements in the financial statements were due to a correction of an error involving an accounting principle. Consequently, please revise the report as the changes require recognition in the auditor's report through the addition of an explanatory paragraph.

Balance Sheets, page 2

5. Please clearly indicate above each applicable column in your financial statements that it has been restated.

Notes to the Financial Statements, pages 6 – 20

6. As the company's financial statements have been restated to correct an error, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Note 3. Deemed distribution of dividend, page 12

7. Please delete all information prepared and presented in accordance with PRC GAAP. As the company is a U.S. domestic issuer, you must follow Regulation S-X and U.S. GAAP. Financial statements not prepared in accordance with U.S. GAAP are presumed to be inaccurate or misleading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (916) 448-1709
        Mark C. Lee, Esq.
        Greenberg Traurig, LLP